Exhibit No. 11

ARMSTRONG WORLD INDUSTRIES, INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

	Year Ended December 31, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
Basic earnings per share
Net earnings	$ 145.3	$ 2.2	n/a	n/a

Basic weighted average number of common shares outstanding	56.0	55.0	n/a	n/a

Basic earnings per share	$ 2.59	$ 0.04	n/a	n/a

Diluted earnings per share

Net earnings	$ 145.3	$ 2.2	n/a	n/a

Basic weighted average number of common shares outstanding	56.0	55.0	n/a	n/a
Weighted average number of common shares issuable under stock option or unvested stock grants	0.7	0.3	n/a	n/a

Diluted weighted average number of common shares outstanding	56.7	55.3	n/a	n/a

Diluted earnings per share	$2.56	$0.04	n/a	n/a